UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DEALERTRACK TECHNOLOGIES, INC.

(Name of Subject Company)

RUNWAY ACQUISITION CO.

(Offeror)

A WHOLLY OWNED DIRECT SUBSIDIARY OF

COX AUTOMOTIVE, INC.

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

242309102

(CUSIP Number of Class of Securities)

Peter C. Cassat, Esq.

Cox Automotive, Inc.

6205 Peachtree Dunwoody Road

Atlanta, Georgia 30328

Telephone: (404) 568-8000

Facsimile: (404) 568-7412

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

David C. Karp

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10023

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,726,812,389	$433,055.60
*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 54,859,720 shares of common stock, par value $0.01 per share (the “Shares”), of Dealertrack Technologies, Inc. (“Dealertrack”) outstanding multiplied by the offer price of $63.25 per share; (ii) 2,649,565 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $63.25 per share, multiplied by the offer price of $63.25 per share minus the exercise price for each such option; (iii) 1,039,435 Shares reserved for issuance upon settlement of outstanding Company restricted share unit awards multiplied by the offer price of $63.25 per Share; (iv) 303,118 Shares reserved for issuance upon settlement of outstanding Company performance share unit awards multiplied by the offer price of $63.25 per Share; and (v) 70,097 Shares reserved for issuance upon settlement of outstanding Company deferred share unit awards multiplied by the offer price of $63.25 per Share. The calculation of the filing fee is based on information provided by Dealertrack as of June 23, 2015.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Checkthe appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Checkthe following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Runway Acquisition Co., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned direct subsidiary of Cox Automotive, Inc., a Delaware corporation (which we refer to as “Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Dealertrack Technologies, Inc., a Delaware corporation (which we refer to as “Dealertrack”), at a purchase price of $63.25 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 26, 2015 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which together with other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Dealertrack Technologies, Inc.

1111 Marcus Ave., Suite M04

Lake Success, NY 11042

Telephone: (516) 734-3600

(b)-(c) Securities; Trading Market and Price. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference.

INTRODUCTION

THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”)

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”)

SCHEDULE I — Information Relating to Parent and Purchaser

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Dealertrack”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Dealertrack”)

THE TENDER OFFER — Section 11 (“The Merger Agreement”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Dealertrack”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Dealertrack”)

(b) Use of securities acquired. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 11 (“The Merger Agreement”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Dealertrack”)

THE TENDER OFFER — Section 11 (“The Merger Agreement”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Dealertrack”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER —Section 9 (“Source and Amount of Funds”)

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Dealertrack”)

SCHEDULE I — Information Relating to Parent and Purchaser

(b) Securities Transactions. None.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Dealertrack”)

THE TENDER OFFER — Section 18 (“Fees and Expenses”)

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not Applicable.

(b) Pro Forma Information. Not Applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Dealertrack”)

THE TENDER OFFER — Section 11 (“The Merger Agreement”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Dealertrack”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 26, 2015.

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Press Release issued by Cox Automotive, Inc. on June 15, 2015 (incorporated by reference to Exhibit 99.1 to Cox Automotive, Inc.’s SC TO-C filed with the Securities and Exchange Commission on June 17, 2015).

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on June 26, 2015.

(b)(1)	Debt Commitment Letter, dated as of June 12, 2015, among Citigroup Global Markets Inc. and Cox Enterprises, Inc.

(d)(1)	Agreement and Plan of Merger, dated as of June 12, 2015, by and among Cox Automotive, Inc., Runway Acquisition Co. and Dealertrack Technologies, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Dealertrack Technologies, Inc. with the Securities and Exchange Commission on June 15, 2015).

(d)(2)	Confidentiality Agreement, dated June 1, 2015, between Cox Automotive, Inc. and Dealertrack Technologies, Inc.

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2015

RUNWAY ACQUISITION CO.
By:	/s/ Joseph Luppino
Name:	Joseph Luppino
Title:	Vice President

COX AUTOMOTIVE, INC.
By:	/s/ Joseph Luppino
Name:	Joseph Luppino
Title:	Senior Vice President and Chief Corporate Development Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 26, 2015.

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Press Release issued by Cox Automotive, Inc. on June 15, 2015 (incorporated by reference to Exhibit 99.1 to Cox Automotive, Inc.’s SC TO-C filed with the Securities and Exchange Commission on June 17, 2015).

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on June 26, 2015.

(b)(1)	Debt Commitment Letter, dated as of June 12, 2015, among Citigroup Global Markets Inc. and Cox Enterprises, Inc.

(d)(1)	Agreement and Plan of Merger, dated as of June 12, 2015, by and among Cox Automotive, Inc., Runway Acquisition Co. and Dealertrack Technologies, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Dealertrack Technologies, Inc. with the Securities and Exchange Commission on June 15, 2015).

(d)(2)	Confidentiality Agreement, dated June 1, 2015, between Cox Automotive, Inc. and Dealertrack Technologies, Inc.

(g)	None.

(h)	None.